TSX/NYSE/PSE: MFC	SEHK: 945
C$ unless otherwise stated
For Immediate Release
August 15, 2017
Manulife announces intention to redeem
 7.768% Medium Term Notes
TORONTO – Manulife Financial Corporation ("MFC") today announced its intention to redeem all of its outstanding $600,000,000 principal amount of 7.768% Medium Term Notes due April 8, 2019 (the "Notes") on October 6, 2017. Formal notice will be delivered to holders of Notes in accordance with MFC's Trust Indenture.
The redemption price for the Notes will be determined in accordance with the provisions of MFC's Trust Indenture and the fourth supplemental indenture dated April 8, 2009 and will be equal to the greater of (i) a price based on the yield of a corresponding Government of Canada bond plus 125 basis points, and (ii) par, together in each case with accrued and unpaid interest on the Notes to the date of redemption. The specific redemption price will be made available through a press release to be issued by MFC on October 3, 2017.
Interest on the Notes will cease to accrue on the redemption date.
About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people achieve their dreams and aspirations by putting customers' needs first and providing the right advice and solutions. We operate as John Hancock in the United States and Manulife elsewhere. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. At the end of 2016, we had approximately 35,000 employees, 70,000 agents, and thousands of distribution partners, serving more than 22 million customers. As of June 30, 2017, we had over $1 trillion (US$780 billion) in assets under management and administration, and in the previous 12 months we made $26.7 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media inquiries: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com